                                   Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of   July
                 --------------------------------------------------------, 2000

                   Oce N.V.
-------------------------------------------------------------------------------
                       (Translation of registrant's name into English)

                   St. Urbanusweg 43, Venlo, The Netherlands
--------------------------------------------------------------------------------
                         (Address of principal executive offices)
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                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Oce N.V.
                                  ----------------------------------------------
                                               (Registrant)


Date:  July 7, 2000               By  /s/ R.L. van Iperen
                                    --------------------------------------------
                                    Chairman of the Board of Executive Directors
                                    (Principal Executive Officer)

                                      -2-
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Oce N.V.
--------

Consolidated Statement of                   Quarter            Half Year
                                            -------            ---------
Operations for the six months               ended              ended
                                            -----              -----
from December 1, 1999 till                  May 31             May 31
                                            ------             ------
May 31, 2000

----------------------------------------------------------------------------------------------
Results in millions             1999        2000      2000       1999       2000         2000
                                ----        ----      ----       ----       ----         ----
except per share*              (Euro)      (Euro)     U$        (Euro)     (Euro)        U$
                                ----        ----      ----       ----       ----         --
Revenues from sales,
rentals and service             679.3       775.4     723.3     1,285.0    1,472.6     1,373.6

Interest from
financial leases                 24.3        28.3      26.4        48.2       54.9        51.2

Total revenues                  703.6       803.7     749.7     1,333.2    1,527.5     1,424.8

Cost of sales,
rentals and service             402.2       461.9     430.9       756.0      878.2       819.1

Gross margin                    301.4       341.8     318.8       577.2      649.3       605.7

Operating expenses              235.5       270.7     252.5       455.7      516.7       482.0

Operating income                 65.9        71.1      66.3       121.5      132.6       123.7

Financial expense (net)          15.6        13.9      13.0        30.8       29.0        27.1

Income before income
taxes, equity in income
of unconsolidated
companies and minority
interests                        50.3        57.2      53.3        90.7      103.6        96.6

Income taxes                     14.5        16.3      15.1        26.1       29.8        27.7

Income before equity in
income of unconsolidated
companies and minority
interests                        35.8        40.9      38.2        64.6       73.8        68.9

Equity in income
of unconsolidated
companies                         0.1         0.1         -         0.2          -           -

Income before
minority interests               35.9        41.0      38.2        64.8       73.8        68.9

Minority interests
in net income of
subsidiaries                      0.7         0.9       0.8         1.3        1.4         1.3

Net income                       35.2        40.1      37.4        63.5       72.4        67.6

Dividend preference
shares                            0.9         0.9       0.8         1.8        1.8         1.7

Net income attributable
to holders of
ordinary shares                  34.3        39.2      36.6        61.7       70.6        65.9


Cash flow                        80.8        89.4      83.4       152.2      169.7       158.3

Average number of
outstanding ordinary
shares
(weighted x 1,000)             82,903      84,052    84,052      82,832     83,676      83,676

----------------------------------------------------------------------------------------------
Per ordinary share              1999        2000      2000       1999         2000       2000
                                ----        ----      ----       ----         ----       ----
                               (Euro)      (Euro)     U$        (Euro)       (Euro)      U$
                                ----        ----      ----       ----         ----       --
Net income                      0.41        0.47      0.44       0.74         0.84       0.79
Cash flow                       0.96        1.05      0.98       1.82         2.01       1.87
----------------------------------------------------------------------------------------------

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
Balance Sheet Highlights                         99.11.30           00.05.31          00.05.31
                                                 --------           --------          --------
                                                    (Euro)             (Euro)               U$
                                                     ----               ----                --
Fixed assets                                      1,357.3            1,394.3           1,300.6
Current assets                                    1,558.8            1,663.9           1,552.1
                                                  -------            -------           -------
Total Assets                                      2,916.1            3,058.2           2,852.7
                                                  =======            =======           =======

Group equity                                        860.1              964.4             899.6
Long term liabilities                             1,164.6            1,284.6           1,198.3
Short term liabilities                              891.4              809.2             754.8
                                                  -------            -------           -------
Liabilities and shareholders' equity              2,916.1            3,058.2           2,852.7
                                                  =======            =======           =======

* The company reports in Euro. As a convenience for US readers, the results for 2000 and 1999 have been converted at (Euro) 0.9328: U$ 1, the noon buying rate of May 31, 2000. This compares with (Euro) 1.0422: U$ 1 used at this time last year.

Venlo, the Netherlands, July 6, 2000: consolidated results for the second quarter and the first six months of fiscal 2000, ended 31 May, 2000 were published here today by Oce N.V. (NASDAQ:OCENY). The Dutch based supplier of digital document systems and services, closed the first six months of fiscal 2000 with an increase of 15% in revenues and an increase of 14% in net income.

Net income for the first six months rose to U$ 68 million or U$ 0.79 per share based on 83,676,283 shares, being the weighted average number of ordinary shares outstanding, compared to U$ 59 million or U$ 0.69 per share, based on 82,832,275 shares, being the weighted average number of ordinary shares outstanding at the first half of fiscal 1999.

Revenues rose to U$ 1,425 million (1999: U$ 1,244 million). Autonomous growth amounted to 5%, exchange rate effects (especially the American dollar) amounted to 8% and acquisitions contributed a growth of 2% in revenues.

"The development in revenues and net income demonstrates that the company's strategy is bearing fruit. The development of our portfolio of digital products and services is on track", said Rokus van Iperen, Chairman of the Board of Executive Directors of Oce. "The results for the first six months of fiscal 2000 confirm the positive expectations that we announced earlier. Our focus on ongoing product development, for both hardware and software, the investments in promising growth markets and the strengthening of our software development and service organisation are stimulating the growth."

Second quarter 2000
The second quarter net income rose by 14% to U$ 37.4 million or U$ 0.44 per share based on 84,052,251 shares, being the weighted average number of ordinary shares outstanding, compared to U$ 32.8 million or U$ 0.39 per share based on 82,903,454 shares, being the weighted average number of ordinary shares outstanding at the second quarter of 1999.

Second quarter revenues increased by 14% to U$ 750 million (1999: U$ 656 million). Autonomous growth amounted to 5%, exchange rate effects amounted to 7% and acquisitions yielded a growth of 2%. Software and services in all market segments contributed strongly to this growth.

In Wide Format Printing Systems revenues rose by 16% to U$ 209 million (1999: U$ 181 million). Autonomous growth amounted to 2%, exchange rate effects amounted to 8% and acquisitions to 6%.

In Document Printing Systems revenues increased by 10% to U$ 362 million (1999:
U$ 329 million). Autonomous growth amounted to 4% and exchange rate effects to 6%.

In Production Printing Systems revenues went up by 22% to U$ 179 million (1999:
U$ 147 million). Autonomous growth amounted to 10%, exchange rate effects to 8% and acquisitions to 4%.

Operating income increased by 8% to U$ 66.3 million (1999: U$ 61.5 million). Financial expense (net) decreased to U$ 13.0 million (1999: U$ 14.5 million). Net income rose by 14% to U$ 37.4 million and amounted to 5% of revenues (1999:
U$ 32.8 million and also 5% of revenues).
Net income attributable to holders of ordinary shares increased by 14.4% to U$ 36.6 million (1999: U$ 32.0 million).
Cash flow (net income plus depreciation) increased to U$ 83.4 million (1999:
U$ 75.3 million).
Based on the weighted average number of ordinary shares outstanding of
(Euro) 0.50 nominal each, net income rose by 12.8% to U$ 0.44 (1999: U$ 0.39) and cash flow by 9.2% to U$ 0.98 (1999: U$ 0.90).

First six months 2000
Revenues in Wide Format Printing Systems increased during the first six months by 15% to U$ 391 million (1999: U$ 339 million). Of this increase, 2% was autonomous, 8% was caused by exchange rate changes and 5% was due to acquisitions. Revenues in the growth markets for Display Graphics, Software and Professional Services grew very strongly, though volumes in these markets are still low.

In Document Printing Systems revenues went up by 11% to U$ 696 million (1999: U$ 626 million). Autonomous growth amounted to 5% and exchange rate changes had a positive effect of 6%. Facility Services also showed strong growth. Revenues in analogue black/white copying decreased further, but declined less than the overall market.

In Production Printing Systems revenues increased by 21% to U$ 339 million (1999: U$ 279 million). Autonomous growth amounted to 11%. Exchange rate changes had a positive influence of 8% and acquisitions contributed 2%. Besides the growth in revenues from high volume printing machines, service and software, the Printing & Publishing activities got off to a good start in a number of countries.

Operating income rose by 9.1% to U$ 123.7 million (1999: U$ 113.3 million). Financial expense (net) decreased by 5.9% to U$ 27.1 million (1999: U$ 28.7 million).
Net income increased by 14% to U$ 67.6 million and amounted to 4.7% of revenues (1999: U$ 59.2 million and 4.8% of revenues).
Net income attributable to holders of ordinary shares went up by 14.5% to U$ 65.9 million (1999: U$ 57.5 million).
Cash flow (net income plus depreciation) increased to U$ 158.3 million (1999: U$
142.0 million).
Based on the weighted average number of ordinary shares outstanding of
(Euro) 0.50 nominal each, net income amounted to U$ 0.79 (1999: U$ 0.69) and cash flow to U$ 1.87 (1999: U$ 1.69).

Balance sheet
The balance sheet total increased during the first half of 2000 by about U$ 130 million. Some U$ 93 million is the result of exchange rate effects.
At the end of May Group Equity amounted to U$ 900 million, which is equivalent to 32% of the balance sheet total. This rise of U$ 97 million in Group Equity since November 30, 1999 is chiefly the result of net income

(U$ 68 million) and exchange rate effects (U$ 26 million).


Prospects
The growth in the results during the first half year confirms the previously announced expectation that revenues and income of Oce will continue to develop positively in 2000.


Oce N.V.
July 6, 2000

J. van den Belt proposed as member of the Oce
Board of Executive Directors

Mr. J. van den Belt (54) is to take over the financial portfolio of Mr. H. Meertens on the Executive Board of Oce N.V. A proposal to appoint him as a member of the Executive Board will be submitted to shareholders at the next annual meeting. Mr. Meertens will retire on October 1, 2000 as a member of the Board of Executive Directors having reached the age limit. Mr. Van den Belt will take up his responsibilities for Oce on September 1 next.

Currently Mr. Van den Belt is Chief Financial Officer of Shell in Brasil. After graduating in Economics at the Erasmus University in Rotterdam Mr. Van den Belt worked for Unilever in The Netherlands and in the United Kingdom from 1970 to 1977. After that he joined Shell where he held various management posts in treasury, controlling and as financial director in several countries in Latin America, in the United Kingdom and in Rotterdam.

Upon adoption of this proposal by the shareholders meeting, the Executive Board will consist of:
Mr. R.L. van Iperen, Chairman
Mr. J. van den Belt
Mr. J.F. Dix
Mr. G.B. Pelizzari

Mr. Meertens, the departing CFO of Oce, has worked for the company since 1969 except for a 4-year period with another employer. He has been a member of the Executive Board since 1988 where he was responsible, amongst other things, for the financial portfolio.



Oce N.V.
July 6, 2000